UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: February 19, 2013

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

In connection with the ongoing restructuring of NewLead Holdings Ltd. (the “Company”), on May 22, 2012, Cyprus Popular Bank Public Co. Ltd. (“Cyprus Popular Bank”), formerly known as Marfin Popular Bank Public Co Ltd., successor of Marfin Egnatia Bank S.A. (“Marfin Egnatia Bank”), entered into an agreement with Focus Maritime Corp. (“Focus”) for the conversion of $217,250,000 in the aggregate principal amount of 7% senior unsecured convertible notes (the “7% Notes”). The 7% Notes were held by Focus, a company controlled by Michael Zolotas, the Vice Chairman, President and Chief Executive Officer of the Company, and were issued pursuant to the Indenture, dated October 13, 2009, between the Company and Marfin Egnatia Bank and the Note Purchase Agreement, executed by each of Focus and Investment Bank of Greece, as purchasers. Under the terms of the agreement, the 7% Notes held by Focus were converted into 264,939,024 common shares of the Company. Under the agreement with Cyprus Popular Bank, the Company may not allow debt to equity conversions on more favorable terms. Currently, Investment Bank of Greece retains the remaining 7% Notes issued under the Indenture in the aggregate principal amount of $100,000. In connection with the issuance of the Notes, the Company entered into a Registration Rights Agreement, dated October 13, 2009, with Focus and Investment Bank of Greece that provides certain demand and other registration rights for the common shares underlying the Notes.

Lemissoler Maritime Company W.L.L. Settlement Agreement

On November 28 2012, Australia Holdings Ltd., Brazil Holdings Ltd., China Holdings Ltd., Grand Rodosi Inc. and the Company (the “NewLead Entities”) entered into a settlement and standstill agreement (the “Settlement Agreement”) with Prime Mountain Shipping Ltd, Prime Lake Shipping Ltd, Prime Time Shipping Ltd, Prime Hill Shipping Ltd, Prime Mountain Maritime Ltd, Prime Lake Maritime Ltd, Prime Time Maritime Ltd and Prime Hill Maritime Ltd (the “Lemissoler Entities”).

The Settlement Agreement sets out the terms and conditions on which the Lemissoler Entities have agreed to the settlement of amounts outstanding and due to them from the NewLead Entities pursuant to various agreements that had been entered into between the NewLead Entities and the Lemissoler Entities (the “NewLead Indebtedness”) and a standstill and waiver of the Lemissoler Entities’ rights to take action in respect of the NewLead Indebtedness and the failure of the NewLead Entities to perform their respective obligations under such agreements, which includes, for the avoidance of doubt, any existing or future liabilities under agreements relating to the operation of vessels chartered or assigned to Lemissoler.

Pursuant to the Settlement Agreement: (a) the NewLead Indebtedness was settled by (i) the Company issuing 109,351,314 common shares of the Company (covering $89,668,077of debt) to the Lemissoler Entities to equal an aggregate percentage of approximately 25.2% (plus or minus a maximum of 1%) of the Company’s issued share capital; and (ii) the Company issuing $50,000,000 aggregate principal amount of its 4.5% Senior Convertible Note due 2022 (the “4.5% Note”) with such terms as described below; and (b) all fees, costs and expenses incurred by the Lemissoler Entities in connection with the transaction will be paid from the issuance of 487,805 common shares of the Company (covering $400,000 in fees) to the Lemissoler Entities (with any shortfall to be fully paid and settled by the Company, which may be satisfied by issuing further common shares of the Company to the Lemissoler Entities).

In connection with the Settlement Agreement, Brazil Holdings Ltd. has also entered into a deed of assignment pursuant to which it assigns to Prime Lake Shipping Ltd any proceeds recovered under any and all claims, as well as any awards, orders, judgments, procedures, settlements or other similar processes, from TMT Bulk Corp. relating to dispute over a time charterparty of the motor vessel “BRAZIL” (built in 1995, with IMO number 9106613).

4.5% Senior Convertible Note due 2022

The 4.5% Note will bear interest at an annual rate of 4.5%, which is payable quarterly on March 1, June 1, September 1 and December 1 of each year (beginning on March 1, 2013), until maturity on December 17, 2022 or earlier upon redemption, repurchase or conversion in accordance with their terms. At the Company’s option, subject to certain conditions, interest may be paid in common shares of the Company (rather than in cash). The amount of shares to be paid is calculated by dividing (i) the per share amount equal to 80% of the arithmetic average of the daily volume-weighted average price (“VWAPs”) of the Company’s common shares for all of the trading days during the period of 30 consecutive trading days ending on and including the trading day immediately preceding the interest payment date into (ii) an amount equal to the total amount of cash such holder would receive if the aggregate amount of interest on the 4.5% Note was being paid in cash.

The 4.5% Note is convertible, at a holder's option, at any time prior to the close of business on the maturity date or earlier upon redemption or repurchase in accordance with its terms. The holders have the right to convert the principal amount of the 4.5% Note, or any portion of such principal amount which is at least $1,000 (or such lesser principal amount of the 4.5% Note as shall be outstanding at such time), plus accrued and unpaid interest, into that number of fully paid and non-assessable common shares of the Company (as such shares shall then be constituted) obtained by dividing (1) the sum of (x) the principal amount of the 4.5% Note or portion thereof being converted plus (y) accrued and unpaid interest on the portion of the principal amount of the 4.5% Note being converted to the applicable conversion date plus (z) accrued and unpaid default interest, if any, on the amount referred to in the immediately preceding clause (y) to the applicable conversion date by (2) the Conversion Price (as defined below) in effect on the applicable conversion date. The “Conversion Price” means an amount equal to 80% of the arithmetic average of the daily VWAPs of the common shares of the Company for all of the trading days during the period of 30 consecutive trading days ending on and including the trading day immediately preceding the conversion date.

If the holders do not convert the 4.5% Note prior to the maturity date, then so long as no certain events of default (“Events of Default”) or an event triggering a repurchase (“Repurchase Event”) has occurred and is continuing, the principal of and accrued interest on the 4.5% Note that is outstanding on the maturity date shall automatically convert, without further action by the holders, into common shares of the Company. The number of common shares issued by the Company to the holders upon such conversion shall be the quotient obtained by dividing (x) the outstanding principal of and accrued interest on the 4.5% Note on the maturity date by (y) the Conversion Price then in effect.

The Company may redeem all or part of the outstanding principal amount of the 4.5% Note at any time, subject to certain conditions, at a redemption price in cash equal to the sum of (1) 100% of the outstanding principal amount of the 4.5% Note plus (2) accrued and unpaid interest on such principal amount to the redemption date plus (3) accrued and unpaid default interest, if any, on the amount referred to in the immediately preceding clause (2) at the rate provided in the 4.5% Note to the redemption date, subject to certain conditions specified in the 4.5% Note.

If a Repurchase Event occurs, the holders will have the right, at the holder’s option, to require the Company to repurchase all of the 4.5% Note, or any portion thereof, on a repurchase date that is five business days after the date of the holder delivered its notice with respect to such Repurchase Event. The repurchase price will be an amount in cash equal to the sum of (1) 100% of the outstanding principal amount of the 4.5% Note that the holder has elected to be repurchased plus (2) accrued and unpaid interest on such principal amount to the date of such repurchase plus (3) accrued and unpaid default interest, if any, thereon at the rate provided in the 4.5% Note to the date of such repurchase.

If an Event of Default shall have occurred, then the applicable interest rate shall be increased to 6.5% per annum during the period from the date of such Event of Default until the date no Event of Default is continuing. The Company may, at its option, subject to certain conditions, make any payments required to be made by the Company to the holders upon acceleration of the 4.5% Note by reason of certain Events of Default in common shares of the Company.

Lemissoler Registration Rights Agreement

In addition, in connection with the Settlement Agreement, the Company entered into a registration rights agreement with the Lemissoler Entities, pursuant to which the Company is obligated to file a registration statement or registration statements covering the potential sale of the common shares of the Company issued to the Lemissoler Entities and the shares of the Company’s common shares issuable upon conversion of the 4.5% Note. The Lemissoler Entities may also request that the Company file a registration statement on Form F-3 if the Company is entitled to use such form, or request that their purchased common shares be covered by a registration statement that the Company is otherwise filing (i.e., piggy-back registration). The Registration Rights Agreement is furnished as Exhibit 99.1 and is incorporated herein by reference.

The foregoing summaries of documents described above are qualified in their entirety by reference to the actual documents, which are filed as exhibits hereto.

The press release is attached hereto as Exhibit 99.4 and incorporated herein by reference.

Exhibits

Exhibit No.	Exhibit
99.1	Registration Rights Agreement, dated December 5, 2012, between Prime Shipping Holding Ltd. and the Company.
99.2	Deed of Assignment.
99.3	Form of 4.5% Senior Convertible Note
99.4	Press Release dated December 3, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2013

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer